

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Ned Staple
General Counsel
Cazoo Group Ltd
41 Chalton Street
London, NW1 1JD, United Kingdom

> **Re: Cazoo Group Ltd**
> **Registration Statement on Form F-3**
> **Filed on October 4, 2022**
> **File No. 333-267724**

Dear Ned Staple:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services